Filed by Western Multiplex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Western Multiplex Corporation.
Commission File No. 000-30993

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY
WESTERN MULTIPLEX CORPORATION AND PROXIM, INC.
ON JANUARY 16, 2002

FOR IMMEDIATE RELEASE

PROXIM AND WESTERN MULTIPLEX TO MERGE, CREATING WIRELESS
NETWORKING SOLUTIONS LEADER

Merger Will Produce the World’s Only Provider of Wireless End-to-End
Connectivity Across LAN and WAN Infrastructures

SUNNYVALE, Calif., January 16, 2002 — Proxim, Inc. (Nasdaq: PROX) and Western Multiplex Corporation (Nasdaq: WMUX) today announced that they have signed a definitive merger agreement in which the two companies have agreed to combine in a merger of equals.

Jonathan Zakin, Chairman and Chief Executive Officer of Western Multiplex, will retain his position with the combined company. David King, Proxim’s Chairman and Chief Executive Officer, will become President and Chief Operating Officer.

The boards of directors of Proxim and Western Multiplex have each unanimously approved the merger. Under the terms of the agreement, each outstanding share of Proxim common stock will be converted into 1.8896 shares of Western Multiplex common stock. The merger is intended to qualify as a tax-free reorganization. Upon completion of the merger, Proxim stockholders and Western Multiplex stockholders will each own approximately 50% of the combined company.

The combined company will keep the Proxim name and trade under the ticker symbol PROX. Headquartered in Sunnyvale, California, Proxim will be the only company offering comprehensive and integrated end-to-end wireless networking solutions for mobile wireless backhaul, fiber extension and redundancy, enterprise wireless LAN and campus networking, last mile access and home networking.

Combined pro forma revenues for the company were $222 million for the twelve months ended September 30, 2001. Combined market capitalization, based on current market valuation as of January 16, 2002, is approximately $550 million. The company will have approximately 485 total employees, including 174 research and development staff.

“We are clearly excited about the ability of our two world-class companies to leverage each other’s customers, sales channels, product portfolios and core technologies,” said Jonathan Zakin, Chairman and CEO, Western Multiplex. “Proxim’s strength in OEM and US distribution channels and Western Multiplex’s strength in service provider and enterprise channels will result in industry-leading wireless networking solutions for a diversified, blue-chip customer base.”

“Proxim has a long history of being first to market with leading edge wireless technologies,” said David King, Chairman and CEO of Proxim. “The merger with Western Multiplex will expand the breadth of our wireless expertise and increase our economies of scale. Our goal is to utilize our development assets to provide integrated last mile access and in-building distribution for the enterprise and residential markets. We believe the range of products and the markets served by this combination will be unparalleled in the wireless industry.”

Following the close of the transaction, Keith Glover, Proxim Chief Financial Officer, will continue as CFO of the combined company. Amir Zoufonoun, Western Multiplex President and Chief Operating Officer, will become Executive Vice President, Technology.

The transaction is subject to customary closing conditions, including regulatory approvals and the approval of the stockholders of both companies. Ripplewood Holdings LLC and its affiliates, the majority stockholders of Western Multiplex, have agreed to vote all of their shares in favor of the merger. The transaction is expected to close during the second calendar quarter of 2002.

Credit Suisse First Boston is acting as financial advisor to Western Multiplex with regard to the transaction, and Broadview International LLC and JPMorgan H&Q are advising Proxim.

Conference Call

A conference call to discuss the merger, led by Jonathan Zakin and David King, will be held Thursday, January 17, 2002, at 8:30 am EST. The dial-in number for this call is (800) 500-0311 for domestic calls and (719) 457-2698 for calls outside the U.S.

For those unable to participate in the call, there will be a replay available beginning mid-day on January 17, 2002, and continuing through January 23, 2002. In the United States call: (888) 203-1112 and enter pass code 413985. Outside the U.S. call: (719) 457-0820 and enter pass code 413985.

The conference call will also be broadcast live over the Internet. To listen to the webcast, go to http://investor.wmux.com, and click on the link titled “Conference Calls.”

The minimum requirements to listen include sound capabilities on your personal computer and installation of RealPlayer software available at no cost for Windows 95/98, Windows 3.1, Windows NT, Macintosh, and UNIX systems from Real Audio, www.real.com.

About Proxim

Proxim, Inc. the leader in wireless networking, delivers a complete range of flexible, multi-standard wireless networking solutions for enterprises, service providers, small businesses and homes. With more than 15 years at the forefront of wireless networking innovation and product development, Proxim has solutions that meet the unique needs of every market. Proxim is a member of the Wireless Ethernet Compatibility Alliance and a Promoter of the Home Radio Frequency Working Group. The company is headquartered in Sunnyvale, California, with offices globally. Visit www.proxim.com for more information.

About Western Multiplex

Western Multiplex Corporation makes wireless equipment that connects networks between buildings. The company’s products offer higher bandwidth, faster installation and lower cost compared to wire lines and fiber. The company’s Tsunami™ brand includes point-to-point wireless Ethernet bridges with capacity of up to 430 Mbps, as well as point-to-multipoint systems with capacity of up to 60 Mbps. Western Multiplex also makes wireless equipment for cellular backhaul and other telco applications under its LYNX® brand, which includes Multiple T1/E1 and DS3 wireless links. For more information, visit www.wmux.com.

Safe Harbor

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ materially. These statements are often identified by words such as “believe,” “expect,” “anticipate” and “intend.”

Statements regarding the expected date of completion of the transaction are subject to the risk that the closing conditions will not be satisfied, including the risk that the stockholders of Proxim will not approve the merger.

Statements regarding the expected benefits of the transaction are subject to the following risks: that expected synergies will not be achieved; that businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on the company’s pricing and need for marketing; the inability to establish or renew relationships with commerce, advertising, marketing, technology, and content providers; and to the general risks associated with the companies’ businesses. For risks about Western Multiplex’s business see its Form 10-K for the year-ended December 31, 2000, and subsequent Forms 10-Q and Forms 8-K, and for risks about

Proxim’s business, see its Form 10-K for the-year ended December 31, 2000, and subsequent Forms 10-Q and Forms 8-K and other SEC filings.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the merger when it becomes available because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Western Multiplex and Proxim. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Proxim and Western Multiplex at the Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

CONTACT:

Karen Novak	Debbie Abbott
Western Multiplex	Proxim
(408) 542-5282	(408) 731-2790

Further Information

Western Multiplex will be filing with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus that will be mailed to Western Multiplex and Proxim stockholders. The registration statement and the proxy statement/prospectus will contain important information about Western Multiplex, Proxim, the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition to the registration statement and the proxy statement/prospectus, Western Multiplex and Proxim file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, and other information filed by Western Multiplex and Proxim at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission’s other public reference rooms in New York, New York, and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. Western Multiplex’s and Proxim’s filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov. The registration statement and proxy statement/prospectus and these other documents may also be obtained for free from the parties.

Western Multiplex, Proxim and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Western Multiplex and Proxim in favor of the merger. The directors and executive officers of Western Multiplex and their beneficial ownership of Western Multiplex common stock are set forth in the proxy statement for the 2001 annual meeting of Western Multiplex. You may obtain that proxy statement free of charge at the SEC’s website, www.sec.gov. The directors and executive officers of Proxim and their beneficial ownership of Proxim common stock are set forth in the proxy statement for the 2001 annual meeting of Western Multiplex. In addition, David King has entered into an employment agreement with Western Multiplex, and, upon completion of the merger, certain directors of Western Multiplex and Proxim will become directors of the combined company. Security holders of Western Multiplex and Proxim may obtain additional information regarding the interests of the foregoing people by reading the proxy statement/prospectus when it becomes available.

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